

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



20110003

March 23, 2011

Gregory W. Hayes
DLA Piper LLP (US)
203 North LaSalle Street, Suite 1900
Chicago, IL 60601-1293

Re: Equity Residential
Incoming letter dated January 25, 2011

Dear Mr. Hayes:

This is in response to your letter dated January 25, 2011 concerning the shareholder proposal submitted to EQR by the Massachusetts Laborers' Pension Fund. We also have received a letter from the proponent dated February 10, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Barry C. McAnarney
Executive Director
Massachusetts Laborers' Pension Fund
14 New England Executive Park, Suite 200
Burlington, MA 01803-5201

March 23, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Equity Residential
Incoming letter dated January 25, 2011

The proposal requests that the compensation committee, when setting senior executive compensation, include sustainability as one of the performance measures for senior executives under the company's annual and/or long-term incentive plans.

We are unable to concur in your view that EQR may exclude the proposal under rule 14a-8(i)(10). We note that the proposal provides a specific definition of sustainability and requests that "sustainability" be included as one of the "performance measures ... under the Company's annual and/or long-term incentive plans." Based on the information you have presented, we are unable to conclude that EQR's practices and policies compare favorably with these guidelines. Accordingly, we do not believe that EQR may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Reid S. Hooper
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
BURLINGTON, MASSACHUSETTS 01803-5201
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

February 10, 2011

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Response to Equity Residential's Request for No-Action Advice Concerning the Massachusetts Laborers' Pension Fund's Shareholder Proposal

Dear Sir or Madam:

The Massachusetts Laborers' Pension Fund ("Fund") hereby submits this letter in reply to Equity Residential's ("Equity" or "Company") Request for No-Action Advice to the Security and Exchange Commission's Division of Corporation Finance staff ("Staff") concerning the Fund's shareholder proposal ("Proposal") and supporting statement submitted to the Company for inclusion in its 2011 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Proposal requests that the Board of Directors' Compensation Committee, when setting senior executive compensation, include sustainability as one of the performance measures for senior executives under the Company's annual and/or long-term incentive plans. Sustainability is defined as how environmental, social and financial considerations are integrated into corporate strategy over the long term. The Company seeks permission to exclude the Proposal pursuant to Rule 14a-8(i)(10), claiming that it has "already substantially implemented the Proposal."

In order to satisfy its burden of persuasion under Rule 14a-8(i)(10), the Company must demonstrate that its "particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc. (March 28, 1991).* However, the Company has offered no specific disclosure that demonstrates sustainability has been included by the Board's Compensation Committee as one of the performance measures for senior executives under its annual and/or long-term incentive plans. Equity cites no discussion from past proxy statements'



Compensation Discussion and Analysis, no provision of any annual or long-term incentive plan, nor any language to be included in the upcoming proxy statement that demonstrates sustainability has been included as a performance measure when setting senior executive compensation.

Rather, all the Fund and Staff are left to assess is the following representations made in Equity's request for no-action relief:

> As discussed below, the Company has been successful in making specific sustainability goals a separate measure to be considered in its compensation program and has adopted specific sustainability goals for each Executive Vice President for 2011. The Company's Chief Executive Officer has general responsibility for setting the sustainability goals and monitoring their achievement. These goals will be considered by the Chief Executive Officer and Compensation Committee when determining executive compensation (including compensation of the Chief Executive Officer) for 2011, together with such executives' achievement of other company, business unit and individual goals. ***The Company plans to disclose the existence of sustainability goals in the 2011 Proxy Materials.***
>
> . . . .
>
> With respect to the substance of the Company's sustainability goals, such goals vary with respect to the responsibilities of each Executive Vice President, but relate to such matters as developing solutions to reduce energy, waste and water usage, improving the sustainability features of Company office space as well as office employee awareness with respect to sustainability, and establishing processes to increase the Company's ability to measure its efficiency and sustainability efforts. . . . (emphasis supplied)

The Proposal seeks for the Board's Compensation Committee, when setting senior executive compensation, to establish sustainability as a performance measure under the Company's annual and/or long-term incentive plan. These statements merely represent generalizations and conclusions by counsel and fail to demonstrate that the Company has established particular policies, practices and procedures that compare favorably with the guidelines of the Proposal.

Shareholders' right to be informed about companies' executive compensation practices is long standing and well established. Well-designed executive compensation plans serve to motivate executives to fulfill companies' long-term strategic plans and build shareholder value over the long term. Poorly designed plans may incentive and reward less important and even risky actions by executives. Granting the Company permission to exclude the Proposal when it has provided no evidence of particular action taken by the Board's Compensation Committee would undermine shareholders' right to have input on senior executive compensation and be inconsistent with the strong trend in favor of expanding shareholders' rights in this regard.

We respectfully submit that the Company has failed to satisfy its burden of demonstrating that the Proposal has been substantially implemented, and therefore, its request for no-action relief should be denied.

Sincerely,

Barry C. McAnarney
Executive Director

BCM/gdo

cc: Yasmina Duwe, Equity Residential



DLA Piper LLP (US)
203 North LaSalle Street, Suite 1900
Chicago, Illinois 60601-1293
www.dlapiper.com

Gregory W. Hayes
gregory.hayes@dlapiper.com
T 312.368.2155
F 312.251.2188

January 25, 2011

VIA E-MAIL SHAREHOLDERPROPOSALS@SEC.GOV

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Equity Residential / Shareholder Proposal Submitted by the Massachusetts Laborers' Pension Fund

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of Equity Residential (the "Company") in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As discussed below, the Company received a shareholder proposal dated December 8, 2010 (the "Proposal") from the Massachusetts Laborers' Pension Fund (the "Proponent") for inclusion in the Company's proxy materials for its 2011 Annual Meeting of Shareholders (the "2011 Proxy Materials"). By this letter the Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action to the Securities & Exchange Commission (the "Commission") if the Company excludes the Proposal from the 2011 Proxy Materials, for the reason discussed below.

The Company intends to file its 2011 Proxy Materials with the Commission on or after April 15, 2011. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company files its definitive materials and form of proxy with the Commission.

In accordance with Rule 14a-8(j), a copy of this letter is being provided on this date to the Proponent, informing it of the Company's intention to omit the Proposal from the 2011 Proxy Materials. We are taking this opportunity to notify the Proponent that if it elects to submit additional correspondence to the Commission or the Staff, copies of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

Pursuant to Staff Legal Bulletin No. 14D (CF) "Shareholder Proposals" (Nov. 7, 2008), Question C, we have submitted this letter to the Commission via email to shareholderproposals@sec.gov.

I. Proposal

The resolution in the Proposal requests that "the Board's Compensation Committee, when setting senior executive compensation, include sustainability as one of the performance measures for senior executives under the Company's annual and/or long-term incentive plans." The resolution defines sustainability as


DLA PIPER

"how environmental, social and financial considerations are integrated into corporate strategy over the long term." Pursuant to Rule 14a-8(j) under the Exchange Act, the Proposal, Supporting Statement and accompanying cover letter are attached as Exhibit A.

II. Analysis

The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because the Company Has Already Substantially Implemented the Proposal.

The Company believes it may exclude the Proposal because the Company's compensation has traditionally rewarded executive officers for long-term performance in meeting environmental, social and financial considerations. As discussed below, the Company has been successful in making specific sustainability goals a separate measure to be considered in its compensation program and has adopted specific sustainability goals for each Executive Vice President for 2011. The Company's Chief Executive Officer has general responsibility for setting the sustainability goals and monitoring their achievement. These goals will be considered by the Chief Executive Officer and Compensation Committee when determining executive compensation (including compensation of the Chief Executive Officer) for 2011, together with such executives' achievement of other company, business unit and individual goals. The Company plans to disclose the existence of sustainability goals in the 2011 Proxy Materials.

At the beginning of each year, the executive officers develop corporate and business unit goals, as well as individual goals for that year. Once approved by the Chief Executive Officer, the goals are presented to the Compensation Committee for consideration and acceptance, along with a series of metrics to assess Company and executive performance towards the goals. Certain performance goals and objectives are meant to deliver current-year results, while others move the Company forward over a longer period. Some of these goals and objectives are measured quantitatively, while others are assessed subjectively.

With respect to the substance of the Company's sustainability goals, such goals vary with respect to the responsibilities of each Executive Vice President, but relate to such matters as developing solutions to reduce energy, water and waste usage, improving the sustainability features of Company office space as well as office employee awareness with respect to sustainability, and establishing processes to increase the Company's ability to measure its efficiency and sustainability efforts. In addition, each goal is accompanied by more specific action items. While the Company generally considers these action items confidential, specific examples include incorporating energy efficient features in specific office build-outs and implementing green office programs, undertaking specific investments relating to irrigation, lighting and HVAC, improving utility expense management, reducing paper consumption and utilizing green techniques in new development, consistent with the Company's overall objectives.



The Supporting Statement in the Proposal reads, in part, as follows:

> Other companies have added sustainability to the metrics that they use when determining executive compensation. British utility company National Grid announced last year it would partly base executive compensation on meeting targets for reducing carbon emissions. In addition, Xcel Energy in its 2009 proxy statement discloses that certain annual incentive payments are dependent on green house gas emission reductions alongside the weight given to meeting earnings per share targets. Also, Intel Corporation calculates every employees annual bonus based on the firms performance on measures that include energy efficiency, completion of renewable energy and clean energy projects, and the company's reputation for environmental leadership.

We believe that the Proponent will now be able to add the Company to the list of companies that have made meeting sustainability goals a specific metric in determining executive compensation.

Thus, the Company believes that it has substantially implemented the Proposal.

III. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff recommend to the Commission that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (312) 368-2155.

Very truly yours,

DLA Piper LLP (US)

Gregory W. Hayes
Enclosure

cc: Yasmina Duwe, Equity Residential
Barry C. McAnarney, Massachusetts Laborers' Benefit Funds
Jennifer O'Dell, Laborers' International Union of North America Corporate Governance Project

EXHIBIT A

See attached material

EAST\44076155.5

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK - SUITE 200
BURLINGTON, MASSACHUSETTS 01803-5201
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

December 8, 2010

Via Facsimile
312-526-0675

Ms. Yasmina Duwe
SVP, Associate General Counsel and Corporate Secretary
Equity Residential
Two North Riverside Plaza
Chicago, IL 60606

Dear Ms. Duwe:

On behalf of the Massachusetts Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Equity Residential ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 6,350 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ms. Jennifer O'Dell, Assistant Director of the LIUNA Department of Corporate Affairs at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell in care of the Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

Barry C. McAnarney
Executive Director

BCM/gdo
Enclosure

cc: Jennifer O'Dell



RESOLVED: That the shareholders of Equity Residential ("Equity" or "Company") request the Board's Compensation Committee, when setting senior executive compensation, include sustainability as one of the performance measures for senior executives under the Company's annual and/or long-term incentive plans. Sustainability is defined as how environmental, social and financial considerations are integrated into corporate strategy over the long term.

SUPPORTING STATEMENT

We believe that the long-term interests of shareholders, as well as other important constituents, is best served by_companies that operate their businesses in a sustainable manner focused on long-term value creation. As the recent financial crisis demonstrates, those boards of directors and management that operate their companies with integrity and a focus on the long term are much more likely to prosper than ones that are dominated by a short-term focus.

We agree with the view expressed in the Forward to The 21st Century Corporation: The Ceres Roadmap for Sustainability. It states:

> The interests of shareholders, over time, will be best served by companies that maximize their financial performance by strategically managing their economic, social, environmental and ethical performance. Central to this thesis is the explicit recognition that sustainability factors directly affect long-term business profitability. In fact, the financial crisis has reinforced our view that sustainable solutions will be the primary driver of industrial and economic development in the coming decades.
>
> We often hear the question "Shouldn't CEOs and business leaders be focused on growth, profitability, competitive position and shareholder returns?" Of course and a focus on sustainability and long-term value creation does just that. Sustainable business strategies range from reputation management to cost control to competitive positioning and revenue opportunities. The most progressive and forward looking business leaders understand best practice business strategy is about leveraging sustainability challenges into increased revenues, profitability, and competitive advantage. Sustainability is integrated into strategy. It is not a separate discipline.

The best means of demonstrating a company's commitment to the concept of sustainability is through incorporating it as a performance measure in the Company's annual and/or long-term incentive plans. Neither the Company's annual incentive plan nor its long-term incentive plan utilizes any performance measures related to sustainability. We believe that this represents a serious shortcoming.

Other companies have added sustainability to the metrics that they use when determining executive compensation. British utility company National Grid announced last year it would partly base executive compensation on meeting targets for reducing carbon emissions. In addition, Xcel Energy in its 2009 proxy statement discloses that certain annual incentive payments are dependent on green house gas emission reductions alongside the weight given to meeting earnings per share targets. Also, Intel Corporation calculates every employees annual bonus based on the firms performance on measures that include energy efficiency, completion of renewable energy and clean energy projects, and the company's reputation for environmental leadership.